EXHIBIT 99.1

Quantum BioPharma Licensee Unbuzzd Wellness to Host Investor Webinar on September 16, 2025 at 1:30 PM PT

TORONTO, Sept. 12, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announced its licensee – Unbuzzd Wellness Inc. (the "Company" or "Unbuzzd"), the company behind unbuzzdTM — the scientifically-proven and game-changing beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms, will host an Investor Webinar on Tuesday, September 16, 2025 at 1:30 p.m. Pacific time, 4:30 p.m. Eastern Standard Time.

During the webinar, Unbuzzd CEO John Duffy, Advisor Jason Sawyer, Medical Director Dr. Eric Hoskins, and Board Co-Chair Gerry David will discuss the current Reg D 506(c) investment opportunity for its scientifically-proven beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms. Investors will also learn about Unbuzzd Wellness’ strategies to accelerate direct-to-consumer, distributor, and retail sales. A question-and-answer session will follow the presentation. To register, please click here link.

CEO John Duffy commented, “We look forward to this opportunity to engage and inform current and potential investors about the rapidly expanding global market for unbuzzd. We will review the science behind how it works, and discuss results from our double-blind, placebo-controlled clinical study. We will also discuss the current opportunity to invest in our Regulation D 506(c) offering where we expect to raise up to US$5.0 million to support our aggressive expansion plans, and possible initial public offering.”

Quantum BioPharma shareholders will not be diluted by this offering.

A replay of the webinar will be available upon request by contacting investor@unbuzzd.com or by calling 518-862-5993. To learn more about the Reg D 506(c) offering or begin your investment, please visit us at invest.unbuzzd.com

About Unbuzzd Wellness Inc.

Unbuzzd Wellness inc., a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration ("BAC"), restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd compared to control subjects.
  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd. Participants felt more alert and made fewer cognitive errors within 30 minutes of consuming unbuzzd, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd.
  No Side Effects: unbuzzd was well-tolerated by all study participants, with no reported adverse side effects.

The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at https://unbuzzd.com.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

8-pack, 18-pack, and 3-pack formats of the unbuzzd ready-to-mix powder sticks

To view an enhanced version of this graphic, please visit: link

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma’s filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Unbuzzd Wellness, Inc.
John Duffy, Chief Executive Officer
Email: johnduffy@unbuzzd.com
Telephone: (508) 479-4923

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/051d9e95-6ad2-4818-b814-f43e0c8ddd5f